Exhibit 12
STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,	Fiscal Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(15,213)	$(35,362)	$(42,098)	$(16,240)	$(79,146)	$(34,608)
add: Fixed charges (see below)	302	1,207	712	1,115	1,553	1,532

Pre-tax loss from continuing operations before adjustment for loss from equity investees plus fixed charges	$(14,911)	$(34,155)	$(41,386)	$(15,125)	$(77,593)	$(33,076)

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$872	$1,083	$1,029
Interest expense on portion of rent expense representative of interest	302	1,207	712	243	470	503

Total fixed charges	$302	$1,207	$712	$1,115	$1,553	$1,532

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(15,213)	$(35,362)	$(42,098)	$(16,240)	$(79,146)	$(34,608)